NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 13, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on May 31, 2022 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the Reorganization Merger agreement which became effective on May 31, 2022, each share of KKR & Co. Inc. 6.00% Series C Mandatory Convertible Preferred Stock ("Old Pubco" and, together with its subsidiaries, "KKR") issued and outstanding immediately prior to the Reorganization Merger converted on a one-for-one basis into shares of KKR Aubergine Inc. 6.00% Series C Mandatory Convertible Preferred Stock ("New Pubco"). This Form 25 is only for the removal from listing on the Exchange of the KKR & Co. Inc. Preferred Stock ("Old Pubco") and not a termination of the registration of the KKR Aubergine Inc. Preferred Stock ("New Pubco") under Section 12(b) of the Exchange Act. Upon the closing of the Mergers, New Pubco changed its name to "KKR & Co. Inc." and began trading on the New York Stock Exchange (the "NYSE") under Old Pubco's ticker symbol, "KKR" and "KKR PR C". The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 01, 2022.